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                            April 28, 2022

       Allan Dicks
       Chief Financial Officer
       Montrose Environmental Group, Inc.
       5120 Northshore Drive
       North Little Rock, Arkansas 72118

                                                        Re: Montrose
Environmental Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-39394

       Dear Mr. Dicks:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 6.
       Selected Financial Data, page 49

   1. It appears you are presenting Operating Margin, which is calculated using "loss from operations," as the
most directly comparable GAAP measure to your non-GAAP measure of "Adjusted EBITDA
Margin;" however, you reconcile "Adjusted EBITDA" to Net
                                                        Loss. Please advise or
revise accordingly. Refer to Item 10(e)(1)(i) of Regulation S-K.
       Item 7. Management's Discussion and Analysis
       Segment Results of Operations
       Year Ended December 31, 2021 Compared to the Year Ended December 31,
2020
       Revenues, page 55

   2. Please quantify the various factors discussed as having impacted your revenues from the
 Allan Dicks
Montrose Environmental Group, Inc.
April 28, 2022
Page 2
         comparable periods. Specifically, we note your discussion on the impact of CTEH and the related increase to be partially due to "Covid-19 related response work," and partially due to including a full year worth of results. As noted on page 54, the Covid-19 related work provided by CTEH is "difficult to predict" and is "likely to decline," and may not be indicative of results in future periods. Refer to Item 303(b)(2)(i) of Regulation S-K.
Non-GAAP Financial Information, page 72

3. We note your Adjusted EBITDA reconciliation includes "Start-up losses and investment in new services" and "Acquisition costs," both of which appear to be recurring expenses in the expansion of your business. Please tell us your consideration as to whether these charges represent normal, recurring, cash operating expenses necessary for your core operations, or revise accordingly. Refer to Question 100.01 of the staff's Compliance and
         Disclosure Interpretation on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307
with any questions.



FirstName LastNameAllan Dicks                                 Sincerely,
Comapany NameMontrose Environmental Group, Inc.
                                                              Division of
Corporation Finance
April 28, 2022 Page 2                                         Office of Trade &
Services
FirstName LastName